Exhibit 23.1

Consent of Independent Auditor

The Board of Directors

Advanced Cell Diagnostics, Inc.

We consent to the incorporation by reference, in the Registration Statements on Form S-8 (Nos. 333-37263, 333-88885, 333-49962, 333-170576, 333-199847 and 333-207710) pertaining to the 1997 Incentive Stock Option Plan, 1998 Nonqualified Stock Option Plan, 2010 Equity Incentive Plan, as amended and restated, and 2014 Employee Stock Purchase Plan of Bio-Techne Corporation, of our report dated June 20, 2016 on the consolidated balance sheets of Advanced Cell Diagnostics, Inc. as of December 31, 2015 and 2014, and the related consolidated statements of operations, comprehensive loss, changes in stockholders' equity and cash flows for the years then ended, included in this Current Report on Form 8-K/A of Bio-Techne Corporation as filed with the Securities and Exchange Commission.

/s/ OUM & Co. LLP

San Francisco, California

October 13, 2016